[SHAW LOGO]

NEWS RELEASE

SHAW ANNOUNCES SENIOR NOTE OFFERING
OF C$1.25 BILLION

Calgary, Alberta (September 28, 2009) – Shaw Communications Inc. (“Shaw”) announced today the terms of an offering of C$1.25 billion principal amount of 5.65% senior unsecured notes due 2019. The net proceeds of this offering will be used for repayment or redemption of near-term maturing debt, including redemption of Shaw’s US$440 million 8.25% Senior Notes due April 11, 2010 and US$225 million 7.25% Senior Notes due April 6, 2011, for potential acquisitions by Shaw, for working capital and for general corporate purposes. Closing is scheduled to occur on October 1, 2009 and, based on the closing purchase price, the effective yield of the notes, if held to maturity, is 5.692%.

The senior notes will be made available in Canada and the United States, under Shaw’s previously filed shelf prospectus, pursuant to an agency agreement with TD Securities Inc. acting as lead agent. While the agents have agreed to use their best efforts to sell the notes, they will not be obligated to purchase any of the notes which are not sold. Accordingly, the final amount of the offering may potentially be reduced at closing.

A copy of the prospectus supplement may be obtained from TD Securities Inc., Attention: Debt Syndication, 222 Bay St., 7th Floor, Toronto, Ontario M5K 1A2. The U.S. prospectus supplement may also be accessed directly from the U.S. Securities and Exchange Commission at www.sec.gov. A copy of the Canadian prospectus supplement is available from the Canadian Securities Administrators at www.sedar.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves 3.4 million customers, including over 1.6 million Internet and 775,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:

Shaw Investor Relations
investor.relations@sjrb.ca